Wellness Sushi LLC.
Income Statement
For the year ending 31 Dec, 2020

	2020
Sales	137,901
Cost of Good Sold	41,015
Other Income	1,000
Gross Profit	**97,886**
Sellling and G&A Expenses	31,766
Fixed Expenses	2,400
Taxes and License	987
Net Income	**62,733**

Wellness Sushi LLC.
Balance Sheet
As of 31 Dec, 2020

	2020
Assets	
Cash and Equivalent	823
Account Receivable	392
Inventory	2,763
Total Current Assets	**3,978**
Equipments	522
Depreciation	
Total Fixed Assets	**522**
Total Assets	**4,500**
Liabilities and Owner's Equity	
Account Payable	-
Total Current Liabilities	
Owner's Equity	4,500
Total Liabilities and Owner's Equity	**4,500**

Wellness Sushi LLC.
Statement of Cash Flow
For the year ending 31 Dec, 2020

	2020
Cash Flow from Operating	
Net Income	62,733
Change in Inventory	(1,023)
Change in Account Receivable	(54)
Change in Account Payable	-
Total Cash Flow from Operating	**61,656**
Change in Equipments	(108)
Total Cash Flow from Investing	**(108)**
Member Distributions	(62,733)
Change in Owner Equity	1,500
Total Cash Flow from Financing	**(61,233)**
Net Change in Cash Balance	**315**
Cash at the Beginning of the year	508
Cash at the End of Year	823